Exhibit 2.1

Amity Oil Share Purchase Agreement

Parties:

TransAtlantic Worldwide, Ltd.

Zorlu Enerji Elektrik Üretim A.Ş.

Zorlu Holding A.Ş

Dated: 3 July 2010

Contents

Details		1

General terms		3
1	Sale and purchase of Shares	3
1.1	Sale and purchase	3
1.2	Free from Encumbrance	3
1.3	Seller’s covenant	3
1.4	Confirmation of certain matters	3
1.5	Agreed form documents	4
2	Purchase Price	4
3	Conditions Precedent	5
3.1	Conditions Precedent	5
3.2	Best Efforts	5
3.3	Buyer’s benefit	6
3.4	Termination of agreement by either party	6
3.5	Waiver	6
3.6	Effect of termination	6
4	Completion	7
4.1	Time and place of Completion	7
4.2	Seller’s obligations	7
4.3	Zorlu Holding’s obligations	8
4.4	Buyer’s obligations and payment on Completion	9
4.5	Simultaneous actions at Completion	9
4.6	Lodgement of ASIC forms	9
4.7	Assistance by Seller	9
4.8	Use of trade names	10
4.9	Ownership of wells	10
5	Payment of the Purchase Price	10
5.1	Refundable deposit	10
5.2	Payment on Completion	11
6	Conduct of business pending Completion and post Completion	11
6.1	Conduct of business	11
6.2	Permitted acts	13
6.3	Specific actions	13
6.4	Post Completion Covenants Regarding Licenses	14
6.5	Covenants for gas connections following Completion	15
6.6	Accounting for Loss of Licences	15
6.7	Clean-out and Reconciliation	16
7	Tax	19
7.1	Control of taxation returns	19
7.2	Tax indemnity	20
7.3	Exception	21
7.4	Payment of liability by the Buyer, the Company or a Subsidiary	21
7.5	Repayment	21
7.6	Sales Tax	22
8	Access to Business Premises and Records	22
8.1	Full and free access	22
8.2	Full and free access to members of the Zorlu Group	22
8.3	Information, assistance and facilities	22
9	Buyer Warranties	22
9.1	Accuracy	22
9.2	Separate Buyer Warranties	22
9.3	Reliance	22
10	Seller Warranties, Indemnities and Liability	23
10.1	Accuracy	23
10.2	Separate Seller Warranties	23

Amity Oil Share Purchase Agreement

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10.3	Indemnity	23
10.4	Reliance	23
10.5	No extinguishment	23
10.6	Breach on or before Completion	23
10.7	Seller’s residual Liability from Completion	23
11	Limitations of Liability	24
11.1	Notice of Claims	24
11.2	Buyer knowledge	25
11.3	Time limit on Claim	25
11.4	Minimum and maximum amounts of Claims	25
11.5	Maximum amount of certain Claims	25
11.6	Contingent liability	25
11.7	No double recovery	26
12	Default	26
12.1	Failure by a party to Complete	26
12.2	Specific performance or termination	26
12.3	Termination of agreement	26
13	Confidential Information	26
13.1	Confidential Information	26
13.2	Disclosure of Confidential Information	26
13.3	Use of Confidential Information	27
13.4	Buyer not to use Seller’s Confidential Information if purchase does not proceed	27
13.5	Excluded Information	27
13.6	Delivery of materials	27
13.7	Use and disclosure of information from Completion	27
14	Announcements	27
14.1	Public announcements	27
14.2	Public announcements required by Law	27
15	Notices and other communications	28
15.1	Form - all communications	28
15.2	Delivery	28
15.3	When effective	28
15.4	When taken to be received	28
15.5	Receipt outside business hours	29
15.6	Notices complying with Turkish Commercial Code	29
16	Miscellaneous	29
16.1	Legal costs	29
16.2	No assignment	29
16.3	Discretion in exercising rights	29
16.4	No liability for loss	29
16.5	Approvals and consents	29
16.6	Conflict of interest	29
16.7	Remedies cumulative	29
16.8	Rights and obligations are unaffected	30
16.9	Variation and waiver	30
16.10	No merger	30
16.11	Indemnities	30
16.12	Further steps	30
16.13	Entire agreement	30
16.14	Construction	30
16.15	Illegality and unenforceability	30
16.16	Knowledge and belief	30
16.17	Rights of third parties	31
16.18	Governing Law	31
16.19	Disputes	31
16.20	Counterparts	31
17	Interpretation	31
17.1	Definitions	31
17.2	References to certain general terms	40

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17.3	Headings	41
17.4	Annexures	41

Schedule 1 – Shares, Petrogas Shares and Minority Petrogas Shares		42

Schedule 2 – Petroleum Licences		43

Schedule 3 – Form of Corporate Guarantee Letter		44

Schedule 4 – Wells and gathering, extension and transmission lines		45

Schedule 5 – Employees		53

Schedule 6 – Estimated landholder claims		56

Schedule 7 – Known Litigation		63

Schedule 8 – Powers of attorney		64

Schedule 9 – Buyer Warranties		67

Schedule 10 – Seller Warranties		69

Signing page		85

Annexure A – Participation Agreement

Annexure B – Framework Agreement

Annexure C – Gas Connection Agreement

Annexure D – Gas Storage Agreement

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Details

Parties	Buyer, Seller and Zorlu Holding

Buyer	Name	TransAtlantic Worldwide, Ltd.

	Incorporated in	The Commonwealth of the Bahamas

	Address	N-3944 Kings Court Bay Street Nassau, Bahamas

	Fax	+1 214 265 4711

	Attention	Jeffrey S. Mecom Vice President

Seller	Name	Zorlu Enerji Elektrik Üretim A.Ş.

	Incorporated in	Republic of Turkey

	Address	Zorlu Plaza 34310 Avcilar Instanbul Turkey

	Fax	+90-212-422 00 99

	Attention	Mr. İbrahim Sinan Ak

Zorlu Holding	Name	Zorlu Holding A.Ş.

	Incorporated in	Republic of Turkey

	Address	Zorlu Plaza 34310 Avcilar Instanbul Turkey

	Fax	+90-212-422 00 99

	Attention	Mr. Cumhur Şengiray

Recitals	A	Amity Oil International Pty Ltd ABN 70 072 364 222 is a company incorporated in Australia (taken to be registered in Western Australia) and has its registered office at 61 Browns Road, Wahroonga, New South Wales, Australia.

	B	The Seller is the registered holder and beneficial owner of all of the shares in the capital of the Company as set out in schedule 1.

	C	The Seller has agreed to sell, and the Buyer has agreed to buy, the Shares on the terms of this agreement.

	D	Zorlu Holding is the ultimate holding company of the Seller and agrees to give certain covenants and undertakings in this agreement in consideration for the Buyer entering into it.

Amity Oil Share Purchase Agreement

Interpretation	Definitions are located at the end of the General terms

Date	See Signing page

Amity Oil Share Purchase Agreement

General terms

1	Sale and purchase of Shares

1.1	Sale and purchase

(a)	The Seller agrees to sell the Shares to the Buyer and the Buyer agrees to buy the Shares from the Seller, on the terms and conditions of this agreement.

(b)	Zorlu Holding agrees to procure that the Minority Petrogas Shareholders sell the Minority Petrogas Shares to the Buyer Nominees, and the Buyer agrees to procure that the Buyer Nominees take a transfer of the Minority Petrogas Shares from the Minority Petrogas Shareholders, on the terms and conditions of this agreement.

1.2	Free from Encumbrance

The Shares and the Minority Petrogas Shares must be transferred free from any Encumbrance and with all rights, including dividend rights, attached or accruing to them on and from the date of this agreement.

1.3	Seller’s covenant

The Seller covenants with the Buyer not to Deal with the Shares prior to Completion. Zorlu Holding agrees that the Minority Petrogas Shareholders must not Deal with the Minority Petrogas Shares prior to Completion. The parties agree that damages would be an insufficient remedy for any breaches of these covenants and the Seller and Zorlu Holding agree that the Buyer will be entitled to seek and obtain an injunction or specific performance to enforce the Seller’s (or Zorlu Holding’s) obligations (as appropriate) under this clause without proof of actual damage and without prejudice to any of its other rights or remedies.

1.4	Confirmation of certain matters

Each of the Seller and Zorlu Holding confirms and warrants to the Buyer that, as at the time of execution of this agreement:

(a)	(company approvals):

(i)	The board of directors of the Seller has approved the sale of all Shares in the Company by the Seller;

pursuant to, and on the terms of, this agreement;

(b)	(transfer of Petrogas Gas Trading Business) the Petrogas Gas Trading Business has been transferred to another member of the Zorlu Group (other than the Company or Petrogas) and the Seller has (and Zorlu Holding has procured that the relevant Zorlu Group company has) released Petrogas from any Liability following the date of that transfer in respect of that business and its personnel and equipment;

(c)	(Employees) the Employees of Petrogas are specified in schedule 5, and full details of their terms of employment (and any accrued liabilities with respect to them) have been Disclosed to the Buyer;

Amity Oil Share Purchase Agreement

(d)	(status of land used for pipelines and well sites) the parties have agreed in writing upon the status of all land used for pipelines and well sites owned or used by the Company or Petrogas, which pipelines and well sites are shown on the map setting out the location and ownership of all wells and gathering, extension and transmission lines set out in schedule 4 (“Wells and gathering, extension and transmission lines”);

(e)	(corporate guarantee) Zorlu Holding has executed a corporate guarantee letter in respect of its obligations under, or collateral to, this agreement in favour of the Buyer (in a form agreed with the Buyer) including a guarantee of the return of the Deposit and of the obligations of the Seller and the Minority Petrogas Shareholders under this agreement in the form set out in Schedule 3 (“Form of Corporate Guarantee Letter”); and

(f)	(release of guarantees) each financier to the Zorlu Group has released the Company and Petrogas from any guarantee, indemnity or similar obligation which they had at any time given for the benefit of the Seller or any member of the Zorlu Group.

1.5	Agreed form documents

The Buyer and Seller agree to execute (and, where relevant, Zorlu Holding agrees to procure that the relevant member of the Zorlu Group executes) at the Completion Date, the following documents in the form agreed between the Buyer and Seller each of which will be subject to, and take effect from, the first day of the month following the month in which the Condition Precedent in clause 3.1(b) is satisfied (or such other date as specified in those documents):

(a)	(Participation Agreement) a participation agreement to participate in future wells in the form attached hereto as Annexure A;

(b)	(framework agreement for gas purchase) a framework agreement for gas purchase under which the Buyer shall grant to the Seller the right to purchase all of the natural gas produced from the Petroleum Licences, in the form attached as Annexure B;

(c)	(gas purchase protocols) gas purchase protocols to be entered into at or after Completion under which the Buyer shall grant to the Seller the right to purchase all of the natural gas produced from each of the Petroleum Licences on the terms and conditions described in the framework agreement for gas purchases, substantially in the form set out in Schedule 2.4 of the Framework Agreement referred to at clause 1.5(b);

(d)	(gas connection agreement) a gas connection agreement under which the parties shall agree on the necessary investments for connections to the gas fields, in the form attached as Annexure C; and

(e)	(gas storage agreement) a gas storage agreement (containing relevant principles), which will form the basis for future collaboration pertaining to underground natural gas storage on the Petroleum Licences, in the form attached as Annexure D.

2	Purchase Price

(a)	The Purchase Price:

(i)	for the Shares is US$96,300,000; and

(ii)	for the Minority Petrogas Shares is US$200,000.

Amity Oil Share Purchase Agreement

3	Conditions Precedent

3.1	Conditions Precedent

Completion is conditional on:

(a)	(Petrogas Shares) Petrogas Shares (representing 99.6.% of the issued capital of Petrogas) having been transferred (free of all Encumbrances, and with the requisite approvals of the Petrogas board of directors and/or shareholders dated 30 June 2010) by the relevant member of the Zorlu Group to the Company without the Company incurring any obligations in favour of the sellers of those Petrogas Shares so that the shares in Petrogas are held in the manner and by the parties specified in items 2 and 3 of schedule 1 (“Shares, Petrogas Shares and Minority Petrogas Shares”);

(b)	(Competition Board approval) the parties having received notification from the Competition Board approving or stating that the Competition Board has no objection to the transfer of the Shares by the Seller to the Buyer (and, if required, the transfer of the Petrogas Shares to the Company and the transfer of the Minority Petrogas Shares to the Buyer Nominees) and the Competition Board not having raised any objections to or imposed any conditions on the sale and transfer of the Shares by the Seller or the purchase of the Shares by the Buyer (or the transfer of the Petrogas Shares or the Minority Petrogas Shares);

(c)	(cancellation of existing gas sales agreements) the termination of existing gas sales agreements between the Company and third parties (without future liability to or obligation on the part of the Company) to be terminated immediately prior to the framework agreement for gas purchases (referred to at clause 1.5(b)) becoming effective;

(d)	(no Material Adverse Change) no Material Adverse Change having occurred in relation to the Company or Petrogas from 4 May 2010 (the date of the MoU) until immediately prior to the satisfaction or waiver of all Conditions Precedent other than the condition contained in this clause 3.1(d);

(e)	(termination of Zorlu contracts) all contracts between either the Company or Petrogas (or both of them) and members of the Zorlu Group (unless otherwise is agreed by the Parties before Completion), have been terminated (without future liability to the Company or Petrogas) on terms that have been Disclosed to and are acceptable to the Buyer (acting reasonably), unless otherwise agreed in writing by the Buyer;

(f)	(loan repayments) all bank loans or other borrowings in respect of which the Company or Petrogas were shown as a borrower have either been repaid in full, or the Company and Petrogas have been released in full by the relevant lender; and

(g)	(cancellation of general credit agreements) application for the termination of all other general credit agreements with the various banks to which the Company or Petrogas is a party having been made by the Seller, the Company, Petrogas or any relevant member of the Zorlu group with the understanding that the Buyer will not utilize any general credit lines under such general credit agreements awaiting release and termination.

3.2	Best Efforts

Each party must use its best efforts to obtain the satisfaction of the Conditions Precedent, including (where practicable) procuring performance by any third party identified in such Conditions Precedent. In particular, each party must co-operate and assist each other in relation to obtaining all consents and approvals required regarding the transfers of Shares and

Amity Oil Share Purchase Agreement

Petrogas Shares and must make such notifications as are required. The parties must keep each other informed of any circumstances which may result in any Condition Precedent not being satisfied in accordance with its terms immediately it comes to their attention. For the approval of the Competition Board determined as Conditions Precedent in Article 3.1(a) the Parties shall apply to the Competition Board within 3 (three) Business Days following the execution of this agreement.

3.3	Buyer’s benefit

The Conditions Precedent in clauses 3.1(a) and 3.1(c) to 3.1(g) are inserted for the benefit of the Buyer and if:

(a)	any of those Conditions Precedent are not fulfilled by 30 September 2010 or any later date agreed by the Seller and the Buyer and have not been waived by the Buyer; or

(b)	any consent or approval required under the Conditions Precedent is not granted,

then, if the Buyer has complied with clause 3.2 (“Best Efforts”) this agreement may be terminated at any time before Completion by notice given to the Seller.

3.4	Termination of agreement by either party

The Condition Precedent in clause 3.1(b) is inserted for the benefit of both the Buyer and the Seller and if:

(a)	that Condition Precedent is not fulfilled by 30 September 2010 or any later date agreed by the Seller and the Buyer and has not been waived by the Seller and the Buyer; or

(b)	any consent or approval required under that Condition Precedent is not granted on terms acceptable to the Buyer and the Seller (in each case acting reasonably),

then, if the party who wishes to terminate this agreement has complied with clause 3.2 (“Best Efforts”) and if the Condition Precedent that has not been satisfied is for that party’s benefit, then this agreement may be terminated at any time before Completion by notice given by the Buyer or the Seller to the other of them.

3.5	Waiver

If a Condition Precedent is expressed to be for the benefit of the Buyer, the Buyer may at any time waive that Condition Precedent by notice given to the Seller. If a Condition Precedent is expressed to be for the benefit of both the Buyer and the Seller, it may only be waived by agreement of both of them.

3.6	Effect of termination

If this agreement is terminated under clause 3.3 (“Buyer’s benefit”) or 3.4 (“Termination of agreement by either party”) then, in addition to any other rights, powers or remedies provided by law:

(a)	each party is released from its obligations under this agreement other than in relation to clauses 13 (“Confidential Information and privacy”) and 16.1 (“Legal costs”);

(b)	each party retains the rights it has against any other party in connection with any breach or Claim that has arisen before termination;

Amity Oil Share Purchase Agreement

(c)	the Buyer must return to the Seller any Records given to it under clause 8 (“Access to Business Premises and Records”) or any other Confidential Information disclosed to the Buyer or a Related Entity or Representative of the Buyer; and

(d)	the Deposit referred to in clause 5.1 (“Refundable deposit”) shall be immediately repayable to the Buyer (in the manner referred to in clause 5.1).

4	Completion

4.1	Time and place of Completion

Completion will take place at 10.00 am on the Completion Date at the offices of the Seller at Akmerkez Etiler Istanbul Turkey or any other time and place agreed between the Seller and the Buyer.

4.2	Seller’s obligations

On Completion, the Seller will give to the Buyer or where applicable procure that Petrogas shall give to the Buyer:

(a)	(Conditions Precedent) any relevant documents in the possession or control of the Seller establishing to the reasonable satisfaction of the Buyer that the Conditions Precedent set out in clause 3.1 (“Conditions Precedent”) have been satisfied;

(b)	(transfers and Share certificates) duly executed transfers in favour of the Buyer (or as it may direct) of all the Shares (and any other outstanding equity interests), any consents which the Buyer reasonably requires to obtain registration of those transfers, and the share certificates for the Shares, and the share certificates (and a notarised copy of the Petrogas share ledger) confirming the Company’s ownership of the Petrogas Shares;

(c)	(Records and common seal) the Records and the common seal or company stamp (if any) of the Company and Petrogas;

(d)	(bank authority) duly completed bank authorities directed to the bankers of the Company and Petrogas authorising the operation of each of its bank accounts by nominees of the Buyer and terminating the authority of each of the present signatories;

(e)	(resignations) written resignations of the Retiring Directors as directors and/or secretaries of the Company and Petrogas, acknowledging that:

(i)	they have no Claim for fees, entitlements, salary or compensation for loss of office or otherwise against the Company or any Subsidiary; and

(ii)	there is no agreement, arrangement or understanding under which the Company or Petrogas has, or could have, any obligation to them;

(f)	(directors’ resolution of the Company) a certified copy of a resolution of directors of the Company resolving that:

(i)	subject to the payment of duty (where required) and to Completion occurring, the transfer of the Shares to the Buyer will be registered;

(ii)	subject to the constitution of the Company and subject to them consenting to act, each of the Incoming Directors be appointed to the board of directors of the Company, and the resignation of the Retiring Directors from the board be accepted, all with effect from Completion, but so that a properly constituted board of directors is in existence at all times;

Amity Oil Share Purchase Agreement

(iii)	subject to the constitution of the Company and to that person consenting to act, Jonathan Asquith be appointed as company secretary of the Company, and the resignation of the Retiring Directors (as applicable) as secretary be accepted, all with effect from Completion;

(iv)	Selami Uras be appointed as the legal representative of the Turkish Branch with effect from Completion; and

(v)	the registered office of the Company be changed to Akmerkez B Block 6th Floor Etiler İstanbul with effect from Completion.

(g)	(resolution of General Assembly of Shareholders of Petrogas (“GASP”)) evidence of GASP resolving unanimously that each of the Incoming Directors be appointed to the board of directors of Petrogas and resolving the appointment of the statutory auditors nominated by the Buyer, and the resignation of the Retiring Directors from the board and the resignation of the statutory auditors of Petrogas be accepted, amendments to the Articles of Association changing the trade name and address of Petrogas all with effect from and conditional on Completion, but so that a properly constituted board of directors and auditors committee is in existence at all times;

(h)	(executed documents) copies of the following documents executed by the Seller, the Company, Zorlu Doğal Gaz or any other relevant member of the Zorlu Group, as the case may be, in each case together with the decision of the appropriate corporate body of such party:

(i)	each of the agreed form documents referred to in clause 1.5; and

(ii)	a termination of Olgun Zorlu as the legal representative of the Turkish Branch with effect from Completion;

(i)	(confirmation of clean-out) written confirmation (together with supporting evidence to the satisfaction of the Buyer (acting reasonably) that clause 6.7(c) (“Financial clean-out”) has been complied with;

(j)	(application of GASP resolution) evidence that the application in respect of the resolution of the GASP set out above in clause 4.2(g) has been made to the Istanbul Trade Registry;

(k)	(no debt to tax and social security) a letter from the tax and social security office in Turkey evidencing that Petrogas has no overdue tax and social security liabilities dated no earlier than 5 Business Days prior to Completion; and

(l)	(revocation of powers of attorney) evidence of revocation of all powers of attorney granted by Petrogas and the Company (including, unless otherwise agreed between the Buyer and Seller, those listed in schedule 8 (“Powers of attorney”)), and evidence that notice of the revocation has been given to the appointee.

4.3	Zorlu Holding’s obligations

On Completion, Zorlu Holding will:

(a)	(acquisition of Minority Petrogas Shares) procure that the Minority Petrogas Shareholders give to the Buyer (on behalf of the Buyer Nominees) duly executed documents evidencing the transfer of the Minority Petrogas Shares (free of all Encumbrances) to the Buyer Nominees. In particular Zorlu Holding shall procure the delivery of;

Amity Oil Share Purchase Agreement

(i)	the share certificates representing the Minority Petrogas Shares duly endorsed by the Minority Petrogas Shareholders to the Buyer Nominees in a form which is valid under Turkish law;

(ii)	notarized copies of the minutes of the board meeting of Petrogas resolving that Buyer Nominees be registered in the share ledger of Petrogas as the new registered owners of the Minority Petrogas Shares; and

(iii)	notarized copies of the relevant pages of Petrogas’s share ledger referred to above; and

(b)	(presentation of cheque) provide to the Buyer a Zorlu Holding cheque (drawn from an account with Zorlu Holding’s usual commercial bankers, undated, and made payable to the Buyer) for an amount of US$18,000,000 which can be presented by the Buyer in the circumstances referred to in clause 6.4(a)(i).

4.4	Buyer’s obligations and payment on Completion

On Completion the Buyer will:

(a)	pay the Seller in accordance with clause 5.2 (“Payment on Completion”) if the Seller complies with clause 4.2 (“Seller’s obligations”) and Zorlu Holding complies with clause 4.3 (“Zorlu Holding’s obligations”); and

(b)	give to the Seller copies of the agreed form documents referred to in clause 1.5 executed by the Buyer, its Turkish Branch or the Company (as the case may be), in each case together with the decision of the appropriate corporate body of such party; and

(c)	return to the Seller the Zorlu Holding cheque for US$50,000,000 referred to in clause 5.1(b) (which had been provided the Buyer to secure repayment of the Deposit in accordance with clause 5.1).

4.5	Simultaneous actions at Completion

In respect of Completion:

(a)	the obligations of the parties under this agreement are interdependent; and

(b)	unless otherwise stated, all actions required to be performed by a party at Completion are taken to have occurred simultaneously on the Completion Date.

4.6	Lodgement of ASIC forms

As soon as practicable following Completion the Buyer and the Seller must procure that relevant ASIC forms are prepared and lodged to reflect those of the actions in respect of the Company taken under clause 4.2 that are required to be notified to ASIC.

4.7	Assistance by Seller

For 90 days from the Completion Date the Seller must so far as practicable give to the Buyer such information and assistance as the Buyer reasonably requires in connection with the Company and Petrogas. Except as otherwise is provided in clause 8 below, the Buyer must pay for the Seller’s reasonable costs in providing that information and assistance.

Amity Oil Share Purchase Agreement

4.8	Use of trade names

Each party agrees that it will not use the other party’s name (or any name which is substantially identical or deceptively similar to the other party’s name) as a trade name or as the trade name of any of their present or future subsidiaries or affiliates.

4.9	Ownership of wells

The Buyer and the Seller agree, and the Seller covenants in favour of the Buyer that:

(a)	from Completion, the Buyer shall (through its subsidiaries, the Company and Petrogas) own, free and clear of any further obligation to the Seller or the Zorlu Group (except the gas purchase rights under the gas purchase agreement referred to in clause 1.5) all wells currently drilled on the Petroleum Licences, whether such wells are producing or capable of production;

(b)	any rework, re-entry, deepening or sidetrack of any such wells shall likewise be held by the Buyer from Completion (through its subsidiaries, the Company and Petrogas) free and clear of any further obligation to the Seller or the Zorlu Group (except the gas purchase rights referred to in clause 1.5(c));

(c)	the Buyer shall also own from Completion (through its subsidiaries, the Company and Petrogas) the gathering systems up through the compressor stations currently owned by the Company or Petrogas, with the exception of the extension lines in the Misinli region (from the exit of Misinli stopple station downward to the consumers). The Buyer must procure that these Misinli extension lines will be handed over by the Company to the distribution company licensed in the Misinli region, Trakya Bölgesi Doğal Gaz Dağitim A.Ş.; and

(d)	the location and ownership of all wells and gathering, extension and transmission lines are as set out on the map set out in schedule 4 (“Wells and gathering, extension and transmission lines”).

5	Payment of the Purchase Price

5.1	Refundable deposit

(a)	On execution of this agreement, and subject to and conditional upon the Seller complying with clause 5.1(b) and 5.1(c) below, the Buyer agrees to pay to the Seller an amount of US$50,000,000 as a deposit (and part payment of the Purchase Price) (the “Deposit”).

(b)	On execution of this agreement, the Seller agrees to deliver to the Buyer a cheque from Zorlu Holding (drawn from an account with Zorlu Holding’s usual commercial bankers, undated, and made payable to the Buyer) for an amount of US$50,000,000 (“Deposit Cheque”).

(c)	On execution of this agreement Zorlu Holding, agrees to deliver to the Buyer an original of the executed corporate guarantee letter referred to in clause 1.4(e) under which Zorlu Holding guarantees the obligations of the Seller under clauses 5.1(d) and 5.1(e), clauses 6.4, 6.5 and 6.6, clauses 10.7(a)(vi) and 10.7(a)(vii) and subject to clause 11.3, 11.4 and 11.5, in the form set out in schedule 3 (“Form of corporate guarantee letter”); and

(d)	Notwithstanding any other provision of this agreement, if this agreement is terminated prior to Completion or the Deposit is not paid back by the Seller to the Buyer within 3 Business Days of the Competition Board refusing the approval referred to in clause 3.1(b), then the Buyer shall be entitled to present the cheque referred to in clause 5.1(b) above and draw-down (in full) the amount of US$50,000,000, thereby obtaining a full refund of the Deposit.

Amity Oil Share Purchase Agreement

(e)	Zorlu Holding consents to the above arrangements, and guarantees under the corporate guarantee letter referred to in clause 1.4(e), the repayment to the Buyer of the Deposit in the circumstances contemplated by clause 5.1(d) (whether by way of the presentation of the Deposit Cheque or, if for any reason this does not result in a full refund of the Deposit to the Buyer (in full, without set-off, counterclaim, deduction or withholding of any kind), by immediate cash payment (upon receipt of written notice from the Buyer) of the relevant amount in immediately available funds).

5.2	Payment on Completion

At Completion, the Buyer will pay to:

(a)	the Seller the Purchase Price less:

(i)	the Deposit; and

(ii)	the amount payable to the Minority Petrogas Shareholders under clause 5.2(b); and

(b)	each of the four Minority Petrogas Shareholders an amount of US$50,000,

by telegraphic transfer of immediately available cleared funds to the credit of bank accounts specified in writing by the Seller to the Buyer before Completion or by such other method as agreed by the parties.

6	Conduct of business pending Completion and post Completion

6.1	Conduct of business

The Seller will ensure that (except as disclosed in writing by the Seller and agreed to in writing by the Buyer, such agreement not to be unreasonably withheld or delayed) from the date of this agreement until the Completion Date, the Company and each Subsidiary (including Petrogas):

(a)	(consultation) will regularly consult with the Buyer on the manner of conduct of its business (including on a day to day basis) and take into account any reasonable requests of the Buyer;

(b)	(preserve goodwill) will use reasonable endeavours to preserve the goodwill of its business;

(c)	(operation of business) will operate its business (in consultation and co-ordination with the Buyer) in accordance with its usual business practices as a going concern with all due care and in accordance with normal and prudent oilfield practice (having regard to the nature of the Business and past practice and so as to comply with all applicable Laws and the Petroleum Licences);

(d)	(meet routine obligations) will meet all of its routine obligations in the course of carrying on its business, including (without limitation) ensuring that any and all obligations with respect to the Petroleum Licences are fulfilled;

(e)	(Asset disposal) will not acquire or dispose of any material asset other than (with the prior consent of the Buyer, which will not be unreasonably withheld) the acquisition or sale of tangible assets from or to a partner under any of the existing joint operating agreements in the ordinary course of business;

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(f)	(no Encumbrances) will not Encumber any assets;

(g)	(notify Claims, etc) will promptly notify the Buyer of any Action or Material Adverse Change which may occur, be threatened, brought, asserted or commenced against it, its officers or directors, involving its business or assets;

(h)	(material contracts) will not enter into, or amend in a material respect, or terminate, any material contract, or enter into (or make any binding offer to enter into) any other obligation which is not in the ordinary course of business other than the gas sales contracts to be terminated as contemplated by clause 3.1(c) above;

(i)	(employment contracts) will not enter into any employment contract or hire any new employee, or renew or amend any existing material employment contract;

(j)	(business relationships) will use its reasonable efforts to preserve intact its current business relationships;

(k)	(Tax matters) will not make any Tax election or settle or compromise any income tax liability, unless that election, settlement or compromise is required by law and is supported by an opinion of counsel, or is in the ordinary course of business and is consistent with past practices;

(l)	(accounting practices) will not make any change in the accounting methods, principles or practices used by it at the Last Balance Date, save for any changes required by Law;

(m)	(no forgiveness of debt) will not cancel (or enter into any arrangement to cancel) any indebtedness for money owed to it, or waive any claim or right;

(n)	(no lease of assets) will not lease, licence or otherwise dispose of any of its assets, except in the ordinary course of business consistent with past practices and at fair value;

(o)	(no settlement of Claims) will not settle any Claim, Action or proceeding;

(p)	(capital expenditure and extraordinary commitments) will not make any capital expenditure or undertake any extraordinary commitments, other than as contemplated by clause 6.3;

(q)	(maintain insurances) will maintain (and where necessary use reasonable efforts to renew) each of its insurance polices and will promptly notify the Buyer if any renewal proposal is not accepted by the relevant insurer;

(r)	(financings) will not raise any new financial accommodation (but this does not prevent the use of existing facilities, in the ordinary course of business);

(s)	(corporate actions) will not:

(i)	increase, reduce or otherwise alter its share capital or grant any options for the issue of shares or other securities;

(ii)	declare or pay a dividend;

(iii)	make a distribution or revaluation of assets; or

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(iv)	buy back or make any offer to buy back its shares;

(t)	(Equipment) will carry out reasonably required repairs and maintenance to the Equipment in accordance with usual commercial practice and standards of maintenance for the industry;

(u)	(abnormal or unusual transactions) will not enter into any abnormal or unusual transaction which relates to or adversely affects its business;

(v)	(intellectual property) will not grant any licence, assignment or other right or interest in respect of intellectual property, other than in the ordinary course of business; and

(w)	(information) will not disclose information, which is owned or used by the Company or a Group Member in relation to the Business or Assets, to any third party other than in the ordinary course of business or as required by Law, regulation or by the decision of a court or tribunal or similar body of competent jurisdiction.

6.2	Permitted acts

Nothing in clause 6.1 restricts the Seller, the Company and each Subsidiary (including Petrogas) from doing anything:

(a)	that is expressly contemplated in this agreement;

(b)	to reasonably and prudently respond to an emergency or disaster (including a situation giving rise to a risk of personal injury or material damage to property);

(c)	that is necessary for the Company or a Subsidiary (including Petrogas) to meet its legal or contractual obligations; or

(d)	to allow the automatic cancellation of the following Licenses numbered 3952, 3953, 4308, 4309, 4389, 4307 and 4390; for the avoidance of doubt, such cancellation has been approved by the Buyer in its letter dated June 21, 2010 addressed to Petrogas (and it is recognised that such cancellation will not lead to any adjustment in the Purchase Price).

but the Company and each Subsidiary must still give as much notice as possible to the Buyer of any intended action being taken pursuant to this clause 6.2.

6.3	Specific actions

Without limiting clause 6.1, the Seller acknowledges the following required actions (and where necessary shall provide the appropriate funding to, or on behalf of, the Company or Petrogas to ensure that any necessary obligations can be met) and:

(a)	(application for production license – Petroleum Licence 3599) agrees to procure that the Company shall immediately take steps to establish commercial production on Petroleum Licence 3599 (which is due to expire on 21 August 2010) and the Company has prepared and submitted its application to convert the “Alpullu Discovery” to a production license. In addition, the Seller in coordination with the Buyer shall immediately commence planning and proceed with construction of a connection line from the “Alpullu” field to a market and shall permit the Buyer to review and comment on such plans and commitments prior to finalisation. Until the production license is rejected definitely by the GDPA or the production license is granted to the Company, the Buyer agrees to ensure that the Company shall continue production either by means of pipelines or in CNG form; provided the Seller indemnifies the Buyer for any Claims by third parties;

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(b)	agrees to procure that Petrogas:

(i)	(regional drilling obligation – Petroleum Licences 4037, 4094 and 4532) shall take all necessary steps to prepare for drilling of a well by 30 July 2010 on Petrogas’s Petroleum Licences 4037, 4094 and 4532 (each of which has been granted a six month extension to 30 July 2010 under article 33 of the Petroleum Law of the Republic of Turkey) and shall provide all plans and applications in advance to the Buyer for comment and, where appropriate, for revision prior to implementation;

(ii)	(3D survey on Petroleum Licence 4037) complies with its obligations in respect of the 3D seismic survey on Petroleum Licence 4037 (including pursuant to the contract with Viking Geophysical Services Ltd STI dated 17 November 2009 as subsequently supplemented, amended or varied including by amendment dated 31 May 2010);

(iii)	(regional drilling obligation – Petroleum Licence 3864) shall provide evidence that a 6 month extension (under article 33 of the Petroleum Law of the Republic of Turkey) to 28 October 2010 has been granted in respect of Petrogas’s Petroleum Licence 3864; and

(iv)	(Petroleum Licence extension – Petroleum Licence 3864) shall provide to the Buyer the application for a two year extension of Petrogas Petroleum Licence 3864 (under article 55/2 of the Petroleum Law of the Republic of Turkey) which Petrogas has applied for prior to the date of this agreement;

(c)	agrees to provide to GDPA the requisite bank guarantee in respect of the extension referred to in clause 6.3(b)(iv) before Completion and as soon as possible after GDPA formally asks for it;

(d)	agrees that it will (and will procure that the Company and Petrogas) furnish promptly to the Buyer all correspondence to and from GDPA with regard to the Petroleum Licences in general (and, without limitation, the matters referred to in this clause 6.3); and

(e)	agrees that it will procure that the Company immediately applies to the GDPA to withdraw the application made by the Company to acquire an exploration Licence in replacement of the exploration Licence formerly known as AR/MAY-CLK-ZOR/3886 and provides evidence of the application to withdraw.

6.4	Post Completion Covenants Regarding Licenses

The parties hereby acknowledge and agree that, in respect of Petroleum Licence 3599 held by the Company the coordinates of which are provided in Schedule 4 (“Wells and gathering, extension and transmission lines”) (and without limiting any other provision of this agreement):

(a)	(award of exploration licence over balance of block 3599 Exploration License) if a production lease is granted to the Company in respect of block 3599 (the coordinates of which are provided in Schedule 4 (“Wells and gathering, extension and transmission lines”)) and:

(i)	if within a further 6 months of the date of such grant (or, in any event, if by the date which is 12 months from the Completion Date) no exploration licence over the balance of the block (currently the subject of Petroleum Licence 3599) is granted, or is granted to someone other than the Company or any of its Affiliates then, the Buyer shall have not received the full benefit for which it paid the Purchase Price, and shall be entitled to present the Zorlu Holding cheque referred to in clause 4.3(b) and draw-down (in full) the amount of US$18,000,000; and

Amity Oil Share Purchase Agreement

(ii)	if after the draw-down amount in sub-paragraph (i) above is paid to the Buyer an exploration licence for the balance of the block (the subject of Petroleum Licence 3599) is granted to the Company or any of its Affiliates then the Buyer shall promptly pay to the Seller (or Zorlu Holding) the sum of US$18,000,000.

(b)	Zorlu Holding consents to the arrangements set out in this clause 6.4, and guarantees, under the corporate guarantee letter referred to in clause 1.4(e), to the Buyer the payment of the amounts referred to in clause 6.4(a)(i) in the circumstances referred to in those clauses (whether by way of the presentation of the Zorlu Holding cheque(s) or, if for any reason this does not result in payment of the relevant amount(s) to the Buyer (in full, without set-off, counterclaim, deduction or withholding of any kind), by immediate cash payment (following receipt of written notice form the Buyer) of the relevant amount in immediately available funds).

6.5	Covenants for gas connections following Completion

The Buyer and the Seller agree and acknowledge that:

(a)	US$20,000,000 will be dedicated and set aside by the Seller towards the construction from time to time (at the cost of the Seller) of natural gas transmission lines and facilities required to transport gas produced from the Petroleum Licences from the outlet of the compression station(s) to be established by the Buyer to the inlet of the “local distribution company” or to a BOTAŞ pipeline connection where that is the applicable point of sale;

(b)	the parties will enter into gas connection protocols in accordance with the principles set out in the Gas Connection Agreement referred to at clause 1.5(d) from time to time under which the Seller must construct natural gas transmission lines and facilities required to transport gas produced from each of the Petroleum Licences, at the cost of the Seller (using funds including those set aside under clause 6.5(a));

(c)	in the Alpullu gas field located in Petroleum Licence 3599, the Company has established a producing field which has no nearby market to take the gas. The Seller, in co-ordination with the Buyer, commits to immediately commence planning and proceed with construction of a connection (transmission) line from the Alpullu field to the BOTAŞ transmission network (a distance of approximately 22 kilometres) or such other location as the Parties may agree upon, as further set forth in the Gas Connection Agreement. This connection line shall be constructed by or on behalf of the Seller under its commitment under this clause 6.5 and the cost of such connection line shall be financed out of the funds set aside under clause 6.5(a);

(d)	the parties will endeavour to coordinate well drilling, gas gathering and compression systems and gas transmission lines to ensure that all wells capable of production are within the time frames described in the Framework Agreement, the Gas Connection Agreement and the Gas Storage Agreement (referred to in clause 1.5) connected and producing at their maximum efficiency rate;

(e)	whenever necessary, the parties shall meet and endeavour to determine in good faith the route, size and proximity of transmission lines and facilities to be constructed; and

(f)	as to the connection line referred to in clause 6.5(c) and other future connection lines to the BOTAŞ transmission network, the Gas Connection Agreement is to contain a mechanism allowing the Seller to recover some of its unrecovered costs of constructing and commissioning those connection lines.

6.6	Accounting for Loss of Licences

(a)	The parties agree that the Purchase Price was determined on the basis that the Buyer would (by acquiring the Company and, in turn, Petrogas) receive the benefit of all of

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the Petroleum Licences including the Alpullu production lease referred to in clause 6.4. The Company is obliged to comply with a variety of obligations in relation to the Petroleum Licences. If, for any reason other than by voluntary relinquishment by the Buyer or any of the affiliates and subsidiaries of the Buyer, any of the Petroleum Licences are terminated (or the Alpullu production lease (the subject of block 3599 referred to in clause 6.4) is not awarded) through no fault or liability of the Buyer either prior to Completion or within 6 months of the Completion Date, there shall be an adjustment to the Purchase Price in favour of the Buyer. The Parties shall use their best efforts to procure the award of the Alpullu production lease and Petroleum Licence no. 3599 (referred to in clause 6.4) to the Company and/or any of its Affiliates. If the Alpullu production lease or Petroleum Licence no. 3599 is not awarded to the Company and/or to one of its Affiliate, the Company shall take all necessary legal steps provided for in the Turkish Petroleum Law to secure the award of such licence or lease, at the Seller’s cost (where such costs shall be verified).

(b)	If the parties cannot agree on an appropriate adjustment to the Purchase Price within 20 Business Days of request in writing from either party, then either party may refer the matter to the Technical Expert for a determination with a request that the Technical Expert makes a decision on the disagreement as soon as practical after receiving any submissions form the Buyer and Seller. Those submissions must be made in writing within 30 days after the Technical Expert is appointed and a copy must be made available to each party. In respect of the Technical Expert:

(i)	the decision of the Technical Expert is, in the absence of manifest error, conclusive and binding on the parties for the purposes of determining the amount of the adjustment (if any) to the Purchase Price;

(ii)	the Seller and Buyer agree to each pay one half of the Technical Expert’s costs and expenses in connection with the reference;

(iii)	the Technical Expert will be appointed as an expert and not an arbitrator.

(iv)	the procedures for determination are to be determined by the Technical Expert in its discretion.

If the Purchase Price is adjusted pursuant to clause 6.6 after Completion, then the Seller must within 5 Business Days of the determination of the adjustment amount (by agreement or determination by the Technical Expert) refund to the Buyer the amount of the adjustment, by electronic transfer of cleared funds (in $US) to a bank account nominated by the Buyer to the Seller in writing. If the adjustment relates to a Petroleum Licence held (or formerly held) by Petrogas, the Seller agrees that it shall be liable to pay the entire amount of the adjustment notwithstanding that it was not the holder (as at the date of this agreement) of the Minority Petrogas Shares.

6.7	Clean-out and Reconciliation

(a)	(Guiding principles) It is the intention of the parties that, subject to Completion occurring:

(i)	the Company and Petrogas be effectively “cash free and debt free” as at 1 July 2010 (the Effective Date), except for cash funds to be retained to pay certain known liabilities in existence as at that date in accordance with clause 6.7(c)(ii) below;

(ii)	from the Effective Date the Company and Petrogas shall be operated in coordination and cooperation with the Buyer; and

(iii)	an adjustment take place following Completion, in accordance with this clause 6.7, to give effect to the guiding principles referred to in this clause 6.7(a).

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(b)	(No derogation from clauses 6.1 and 6.3) Nothing in this clause 6.7 limits in any way the obligations of the Seller to ensure compliance with clauses 6.1 and 6.3 (and, where required, to provide funding to or on behalf of the Company and/or Petrogas as appropriate so that those companies can meet all such obligations).

(c)	(Financial clean-out) As soon as practicable following the date of execution of this agreement, and by no later than the Completion Date, the Seller must use its best endeavours (including procuring performance by the Company, Petrogas, other members of the Zorlu Group and third parties) to ensure that (to the extent reasonably practicable):

(i)	all revenues and income derived before the Effective Date and all receivables that were outstanding at the Effective Date have been collected by the Company or Petrogas;

(ii)	all expenses, debts or liabilities of the Company or Petrogas (whether commercial, financial, operational or otherwise) which were accrued, incurred, due or unpaid (including to the Seller or any other member of the Zorlu Group) as at the Effective Date have been fully paid or otherwise extinguished, other than the unpaid compensation amounts set out in, or relating to claims described in, schedule 6 (“Estimated landholder claims”) and the following liabilities for which the Company and Petrogas must have retained cash funds to pay the reasonably estimated amounts of those liabilities as at the Effective Date (based on best estimates of the amounts which should be owing given previous periods, as agreed between the Buyer and Seller prior to execution of this agreement):

(A)	employee taxes and social security payments;

(B)	quarterly income taxes; and

(C)	production taxes including value added taxes, SCT and royalty taxes;

so that (other than to the extent that cash funds are retained for the purposes described in clause 6.7(c)(ii)) the Company and Petrogas are (to the extent possible) “cash-free, debt-free” as at the Effective Date.

(d)	(Reconciliation) On a date which is no later than three months after the Completion Date, the Buyer will cause the Company and Petrogas to prepare a reconciliation and adjustment statement (Statement) showing the actual amounts of:

(i)	revenues and income derived before the Effective Date and all receivables that were outstanding as at the Effective Date which either:

(A)	were collected by the Company or Petrogas between the Effective Date and the Completion Date; or

(B)	had not been collected by the Company or Petrogas as at the Completion Date (but had subsequently been collected in full by either the Company or Petrogas),

(which shall in aggregate be shown as a positive number); and

(ii)	(subject to (vi) below) all expenses, debts or liabilities of the Company or Petrogas (whether commercial, financial, operational or otherwise) which were accrued, incurred, due or unpaid (including to the Seller or any other member of the Zorlu Group) as at the Effective Date, including in respect of:

(A)	employee taxes and social security payments;

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(B)	quarterly income taxes;

(C)	production taxes including value added taxes, SCT and royalty taxes,

for which no cash funds were retained pursuant to clause 6.7(c)(ii) and which either:

(D)	were paid or discharged by the Company or Petrogas between the Effective Date and the Completion Date; or

(E)	had not been paid or discharged by the Company or Petrogas as at the Completion Date,

(which shall in aggregate be shown as a negative number);

(iii)	cash which should have been available for lawful distribution by the Company and Petrogas as at the Effective Date (other than funds retained to cover the actual commercial or financial accrued debts or liabilities of the Company or Petrogas as at the Effective Date as determined under clause 6.7(c)(ii)) and which cash has not been lawfully distributed to the Seller by the Company and Petrogas as at Completion, which shall be shown as a positive number;

(iv)	all revenues and income derived by the Company or Petrogas, but excluding revenues and income relating to the Petrogas Gas Trading Business (if any), between the Effective Date and the Completion Date (inclusive) which shall be shown as a negative number;

(v)	all expenses, debts or liabilities of the Company or Petrogas (whether commercial, financial, operational or otherwise) which were accrued or incurred in the ordinary course of the Business (including pursuant to clauses 6.1 and 6.3, but excluding amounts relating to the Petrogas Gas Trading Business or amounts for which funds were retained for the purposes described in clause 6.7(c)(ii)) between the Effective Date and the Completion Date (inclusive), which shall be shown as a positive number; and

(vi)	any amount which is referrable to a matter listed in clause 10.7(a) (which the parties agree and acknowledge are to remain the responsibility of the Seller) which has been paid by the Company or Petrogas shall be shown as a negative number.

The above amounts shall be determined on a consistent basis with the accounting policies and practices used by the Company and Petrogas over the two years prior to Completion. Such amounts (determined in accordance with paragraphs (i) to (vi) above, and having regard to the guiding principles set out in clause 6.7(a)) shall be aggregated (and set-off against each other, to the extent relevant) to determine a positive or negative total amount.

(e)	The Buyer will provide the Seller with a copy of the Statement within 5 Business Days of it being finalised. The Seller shall consult with the Buyer and advise whether it agrees with the contents of the Statement. If the Seller does not raise any objection to the content of the Statement within 10 Business Days of receipt, then the Statement shall be taken to be agreed for the purposes of this agreement. If the Seller raises an objection to the Statement, or any matter set out in it, the Buyer and Seller shall consult in good faith with a view to determining and agreeing the content of the Statement. If no such agreement can be reached within 20 Business Days of the Seller first notifying the Buyer of its objection then either party may refer the matter to arbitration in accordance with clause 16.19 for a final determination. The Statement as agreed (or taken to be agreed), or as determined, shall be taken to be the final Statement for the purposes of this agreement.

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(f)	Depending on the timing of the date of Completion, the reconciliation amount will be calculated by the parties after the date of the Completion. Any difference, positive or negative, will be cleared by issuing an invoice by either party, as relevant.

(g)	Within 5 Business Days of the finalisation of the Statement in accordance with clause 6.7(e):

(i)	where the Statement results in a negative total (aggregate) amount then the Seller must pay to the Buyer (or, at the direction of the Buyer, to the Company or Petrogas (as applicable)) an amount in US Dollars equal to that number; and

(ii)	where the Statement results in a positive total (aggregate) amount, the Buyer must pay to the Seller (or procure that the Company or Petrogas (as applicable) pay to the Seller) an amount in Turkish Lira equal to that amount.

(h)	Payments under clause 6.7(g) must be paid by telegraphic transfer of immediately available cleared funds to the credit of a bank account specified in writing by the receiving party to the paying party, or by such other method as agreed by the parties.

7	Tax

7.1	Control of taxation returns

(a)	The Seller must at its own cost and expense prepare and file all Australian and Turkish Income Tax returns for each Group Member for Income Years ending on or before Completion (Pre-Completion Returns).

(b)	The Buyer must at its own cost and expense prepare and file Australian and Turkish Income Tax returns for each Group Member for Income Years commencing before but ending on or after Completion (Straddle Returns).

(c)	The Buyer must procure that the TransAtlantic Group does not, without the prior consent of the Seller (which must not be unreasonably delayed or withheld):

(i)	file any Straddle Return with any Taxation Authority without providing a copy of that Straddle Return to the Seller at least five Business Days prior to filing it with any Taxation Authority and incorporating the Seller’s reasonably requested amendments;

(ii)	amend, or request or permit the amendment of, or make or lodge any objection or appeal in relation to any Pre-Completion Returns;

(iii)	apply to any Taxation Authority for any binding or non-binding opinion, ruling or other determination in relation to any act, matter or transaction covered by a Pre-Completion Return, or to any act, matter or transaction occurring before Completion; or

(iv)	furnish to any Taxation Authority any information (in writing or otherwise) in relation to any Pre-Completion Return, or to any act, matter or transaction occurring before Completion.,

except and to the extent that it is required to do so by Law.

(d)

The Buyer must at the Seller’s cost procure that the TransAtlantic Group furnishes all information, executes all documents, gives or makes all notices, consents, claims, elections, selections and declarations, makes available (and permits the Seller to take copies of) all books and records of the TransAtlantic Group, gives access to all

Amity Oil Share Purchase Agreement

relevant employees and officers of the TransAtlantic Group, and otherwise provides all such assistance as the Seller may reasonably require in relation to the preparation by the Seller of Pre-Completion Returns and the review by the Seller of the Straddle Returns, or in response to any Audits or Assessments of Pre-Completion Returns.

(e)	Without limiting clause 7.1(c), from and after Completion the Buyer agrees that it will, and will procure that the TransAtlantic Group will:

(i)	not disclose any information or material to a Taxation Authority that relates to a Pre-Completion Return or to any act, matter or transaction occurring before Completion (Warranty Items) without the prior written consent of the Seller (which consent will not be unreasonably withheld or delayed), except as required by law;

(ii)	not make any admission of liability, or any agreement, compromise or settlement with a Government that relate to a Warranty Item without the prior written consent of the Seller (such approval not to be unreasonably withheld or delayed); and

(iii)	promptly provide the Seller with copies of any correspondence with, or material provided to or by, a Taxation Authority and keep the Seller informed of any oral discussions with a Taxation Authority that relate to a Warranty Item.

(f)	If any Taxation Authority undertakes an Audit of the Group, or issues an Assessment to the Group, which relates to any Pre-Completion Return, or to any act, matter or transaction occurring before Completion (Warranty Items) the Buyer must immediately give the Seller written notice of the Audit or Assessment (together with copies of all documents received from the Taxation Authority) and provide full written details of the Audit or Assessment to the extent it relates to Warranty Items.

(g)	The Buyer must procure that each Group Member uses to the full extent possible any deduction, rebate, credit, allowance, rollover, refund or other relief of any kind in respect of Tax or Duty which is reasonably available to reduce, limit, defer or otherwise mitigate a Liability to Tax or Duty which otherwise would or may give rise to a breach of a Tax Warranty or a claim under clause 7. In this clause in relation to Income Tax, relief includes, without limitation, relief available from use of current or prior year losses, or loss transfers from Related Bodies Corporate.

7.2	Tax indemnity

Subject to clause 7.3; the Seller indemnifies the Buyer, the Company and the Subsidiaries (including Petrogas) against:

(a)	any Tax Liability where the Tax Liability arising in Turkey or Australia (in whole or in part, and if in part, to the extent that it arises) either:

(i)	as a result of an event or omission which occurred or is deemed to have occurred on or before Completion;

(ii)	as a result of, or by reference to any income, profits or gains earned, accrued or received on or before Completion;

(iii)	as a result of, or by reference to, any deduction, rebate, credit, offset, cost base, depreciable basis or allowance, claimed, incurred, expended, accrued or otherwise taken into account for Tax Liability purposes in respect of the period on or before Completion; or

(iv)	as a result of the transfer of the Petrogas Shares to the Company; and

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(b)	any Tax, interest or penalty payable on (or in respect of) any amount referred to in (a) above; and

(c)	any Increased Tax Payable arising out of:

(i)	any amendment after the date of this agreement to any legislation or legislative provision which takes effect at or before Completion;

(ii)	any change after the date of this agreement in the practice of any relevant Taxation Authority which takes effect at or before Completion;

(iii)	any variation after the date of this agreement in the rate of Tax charged, levied or imposed at or before Completion; and

(iv)	any Claim or Liability arising from or in connection with any breach or non-performance by the Seller of its obligations under this clause 7.

7.3	Exception

The TransAtlantic Group, the Company and the Subsidiaries may not recover from the Seller and the Seller is not liable to those entities under clause 7.2(a) for an amount equal to any Tax Liability to the extent it has been provided for in the Last Accounts, the Company or Petrogas have retained clear funds to pay that Tax Liability pursuant to clause 6.7(c)(ii), or to the extent that such Tax Liability has otherwise been fully recovered under the reconciliation statement mechanism in clauses 6.7(d).

7.4	Payment of liability by the Buyer, the Company or a Subsidiary

Where the indemnity contained in clause 7.2 applies in respect of a Tax Liability and a payment is required to be made to the relevant Taxation Authority, the Seller must make that payment in settlement of the liability before the payment date (or, if later, three Business Days following the Seller’s receipt of a copy of the relevant Assessment) but if the Seller has not given notice to the Buyer on or before the payment date (or, if later, three Business Days following the Seller’s receipt of a copy of the relevant Assessment) confirming that the payment to the Taxation Authority has been made:

(a)	any member of the TransAtlantic Group or the Company or the Subsidiary may make the payment to the Taxation Authority;

(b)	if a member of the TransAtlantic Group or the Company or the Subsidiary makes that payment, the Seller must pay to that entity on demand an amount equal to the payment made; and

7.5	Repayment

Where:

(a)	a payment has been made by the Seller in respect of the indemnity contained in clause 7.2; and

(b)	a member of the TransAtlantic Group or the Company or the Subsidiary receives a repayment from the Taxation Authority,

that entity must, as soon as practicable and in any event not more than 10 Business Days after receipt by it of that repayment, cause that amount of the payment repaid to be restored to the Seller together with any interest received by the recipient in respect of that repayment.

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7.6	Sales Tax

Unless otherwise expressly stated, all amounts payable under this agreement are expressed to be inclusive of Sales Tax.

8	Access to Business Premises and Records

8.1	Full and free access

The Seller agrees to allow the Buyer and its Representatives full and free access to the Business Premises and Records of the Company and its Subsidiaries (including Petrogas) at all reasonable times before the Completion Date, to enable the Buyer to:

(a)	become familiar with the affairs of the Company and its Subsidiaries;

(b)	monitor compliance with clause 6 of this agreement;

(c)	investigate the accuracy of the Seller Warranties; and

(d)	complete the audit of the financial statements of the Companies and their Subsidiaries in a timely and satisfactory manner.

8.2	Full and free access to members of the Zorlu Group

Zorlu Holding agrees to allow Buyer and its Representatives full and free access to the Business Premises and Records of those members of the Zorlu Group in which the Companies held ownership interests during the period January 1, 2008 through December 31, 2009 at all reasonable times, before and after the Completion Date, to enable the TransAtlantic Group and its Representatives to complete the audit of the financial statements of the Companies and their Subsidiaries in a timely and satisfactory manner.

8.3	Information, assistance and facilities

The Seller must promptly provide any information, assistance and facilities that the Buyer reasonably requires for the purposes set out in clause 8.1 (“Full and free access”) and the Seller will not charge the Buyer for providing such information, assistance and facilities.

9	Buyer Warranties

9.1	Accuracy

The Buyer warrants to the Seller that each Buyer Warranty is correct and not misleading on the date of this agreement and will be correct and not misleading on the Completion Date, as if made on and as at each of those dates.

9.2	Separate Buyer Warranties

Each Buyer Warranty is to be treated as a separate warranty. The interpretation of any statement made may not be restricted by reference to or inference from any other statement.

9.3	Reliance

The Buyer acknowledges that the Seller has entered into this agreement in full reliance on the Buyer Warranties.

Amity Oil Share Purchase Agreement

10	Seller Warranties, Indemnities and Liability

10.1	Accuracy

The Seller warrants to the Buyer that each Seller Warranty is correct and not misleading on the date of this agreement and will be correct and not misleading on the Completion Date, as if made on and as at each of those dates.

10.2	Separate Seller Warranties

Each Seller Warranty is to be treated as a separate warranty. The interpretation of any statement made may not be restricted by reference to or inference from any other statement.

10.3	Indemnity

The Seller indemnifies the Buyer against all Loss arising directly or indirectly from or incurred in connection with any incorrect or misleading Seller Warranty.

10.4	Reliance

The Seller acknowledges that the Buyer has entered into this agreement in full reliance on the Seller Warranties.

10.5	No extinguishment

The Seller Warranties are not extinguished or affected by any investigation made by or on behalf of the Buyer into the affairs of the Company or any of its Subsidiaries or by any other event or matter unless:

(a)	the Buyer has given a specific written waiver or release;

(b)	the Claim relates to a matter which is Disclosed to the Buyer in writing (including in this agreement) before the date of this agreement; or

(c)	the Claim relates to a thing done or not done after the date of this agreement at the request or with the approval of the Buyer.

10.6	Breach on or before Completion

If any Material Adverse Change occurs on or before the Completion Date the Buyer may, by notice to the Seller, terminate this agreement without prejudice to any other remedy available to it. If this agreement is so terminated then clause 3.6 (“Effect of termination”) applies with the necessary changes.

10.7	Seller’s residual Liability from Completion

(a)	Notwithstanding anything else in this agreement (and, for the sake of clarity, notwithstanding any Disclosure made to the Buyer or the Buyer’s knowledge of any of these matters) but subject to clauses 11.3 to 11.5 below, from Completion, the Seller will remain responsible for and covenants to pay to the Buyer upon written demand:

(i)	(operation liabilities) those pre-existing operational Liabilities of the Company and Petrogas as at the Effective Date;

(ii)	(taxes etc) all Taxes and other amounts owing by the Company and/or Petrogas to Government Agencies including social security payments and any other administrative duties, charges and fines, in respect of the period until Completion;

Amity Oil Share Purchase Agreement

(iii)	(gas trading business) all obligations and Liabilities in relation to Petrogas Gas Trading Business to whomever they are owed, and any obligations or Liabilities that have arisen in connection with the transfer of that business (and all related personnel and equipment) prior to the execution of this agreement as contemplated by clause 1.4(b));

(iv)	(loans and borrowings) any residual amounts owing by the Company or Petrogas in respect of the loans and borrowing referred to in clause 3.1(f);

(v)	(current or former employees) all Liabilities incurred by the Buyer (or the Company or Petrogas) with respect to any Claim made by any Employee (or any former employee of the Company or Petrogas) in connection with their employment before the Completion Date;

(vi)	(litigation) all Liabilities arising out of Claims or Actions against the Company or Petrogas in respect of acts, omissions or matters relating to the period prior to Completion (which Liabilities may include the full costs of attorneys and other litigation related costs associated with litigation cases through to their conclusion); and

(vii)	(landowner claims) all Liabilities arising out of Claims or Actions against the Company or Petrogas in respect of compensation or payments to landowners (including payments to the Treasury of the Republic of Turkey) who have yet to be paid for the title to or use of their land by the Company or Petrogas for pipelines and wellsites before Completion.

(b)	Subject to clauses 11.3 to 11.5, the Seller indemnifies the Buyer, the Company and Petrogas against any Liability or Loss incurred by the Buyer or any Group Member directly or indirectly as a result of any Claim or demand against the Buyer or any Group Member in relation to the matters referred to in clause 10.7(a).

11	Limitations of Liability

11.1	Notice of Claims

(a)	If the Buyer becomes aware of any matter or circumstance that may give rise to a Claim against the Seller under the Seller Warranties:

(i)	the Buyer must give notice of the Claim to the Seller within a reasonable time of becoming aware of the Claim; and

(ii)	the notice must contain:

(A)	the facts, matters or circumstances that may give rise to the Claim; and

(B)	if it is alleged that the facts, matters or circumstances referred to in clause 11.1(a)(ii)(A) constitute a breach of a Seller Warranty, the basis for that allegation.

(b)	The Seller must notify the Buyer within 30 Days of receipt of a notice of a Claim under this clause 11.1 (“Notice of Claims”) indicating whether it admits or denies the Claim (in whole or in part).

Amity Oil Share Purchase Agreement

(c)	If the Seller does not notify the Buyer within the period specified in clause 11.1(b), it is taken to have admitted the Claim in full.

11.2	Buyer knowledge

For all Claims falling outside the scope of clause 10.7, the Seller shall not be liable in respect of a Claim to the extent that the facts giving rise to such Claim were Disclosed.

11.3	Time limit on Claim

(a)	Subject to clause 11.3(b) below, the Buyer may not make any Claim for a breach of Seller Warranty unless full details of the Claim have been notified to the Seller in accordance with clause 11.1 (“Notice of Claims”) within 5 (five) years from the Completion Date (or in the case of Seller Warranties relating to termination of Petroleum Licences, 6 (six) months from the Completion Date).

(b)	The time limit in respect of any Claim for breach of a Tax Warranty shall be 6 years, and clause 11.3(a) shall apply to such Claims on this basis.

(c)	The time limit in respect of any Claim for operational liabilities under 10.7(a)(i) is limited to 18 (eighteen) months from the date of Completion.

11.4	Minimum and maximum amounts of Claims

The Buyer may not make any Claim for breach of a Seller Warranty unless the amount of the Claim exceeds US$100,000, in respect of a particular matter or in the aggregate, but once the amount of the Claim exceeds US$100,000 in aggregate then the Buyer may claim for all of the Liability or Loss suffered.

Without prejudice to clause 11.5 below, the maximum amount which the Seller is required to pay in respect of all Claims whenever made shall not (when aggregated with the amount of all other Claims) exceed 50% of the Purchase Price.

11.5	Maximum amount of certain Claims

The Seller’s total liability for loss or damage:

(a)	for Claims relating to payments to landowners (including payments to the Treasury of the Republic of Turkey) who have yet to be paid for the title to or use of their land by the Company or Petrogas for pipelines and wellsites is limited in aggregate for any and all Claims to US$500,000 including the unpaid compensation amounts set out in, or relating to claims described in, schedule 6 (“Estimated landholder claims”) and any other unpaid compensation amounts (or amounts relating to landowner claims) identified by the Buyer and notified to the Seller before Completion; and

(b)	for Claims relating to the Known Litigation is limited in aggregate for any and all such Claims (which Claims may include the full costs of attorneys and other litigation related costs associated with pending litigation cases through to their conclusion) to US$2,500,000.

11.6	Contingent liability

The Seller shall not be liable for any Claim based upon a liability which is contingent unless and until such contingent liability becomes an actual liability.

Amity Oil Share Purchase Agreement

11.7	No double recovery

(a)	The Seller shall not be liable in respect of any claim under the Seller Warranties if and to the extent that the loss has been recovered under any indemnity.

(b)	The Buyer shall not be entitled to recover more than once in respect of the same matter on which any Claim is based.

12	Default

12.1	Failure by a party to Complete

If a party does not Complete, other than as a result of default by the other party, the non-defaulting party may give the defaulting party notice requiring it to Complete within 7 days of receipt of the notice.

12.2	Specific performance or termination

If the defaulting party does not Complete within the period specified in clause 12.1 (“Failure by a party to Complete”) the non-defaulting party may choose either to proceed for specific performance or terminate this agreement. In either case, the non-defaulting party may seek damages for the default.

12.3	Termination of agreement

If this agreement is terminated then clause 3.6 (“Effect of termination”) will apply with the necessary changes. A termination of this agreement under this clause will not affect any other rights the parties have against one another at law or in equity.

13	Confidential Information

13.1	Confidential Information

Subject to clause 13.6 (“Delivery of materials”), no Confidential Information may be disclosed by the Receiving Party to any person except:

(a)	to Representatives of the Receiving Party or its Related Entities requiring the information for the purposes of this agreement; or

(b)	with the consent of the Disclosing Party; or

(c)	if the Receiving Party is required to do so by law, a stock exchange or any regulatory authority or court of competent jurisdiction; or

(d)	if the Receiving Party is required to do so in connection with legal proceedings relating to this agreement.

13.2	Disclosure of Confidential Information

If the Receiving Party discloses Confidential Information under clause 13.1(a) or 13.1(b) (“Confidential Information”), the Receiving Party must use its reasonable endeavours to ensure that recipients of the Confidential Information do not disclose the Confidential Information except in the circumstances permitted in clause 13.1 (“Confidential Information”).

Amity Oil Share Purchase Agreement

13.3	Use of Confidential Information

The Receiving Party must not use any Confidential Information, except for the purpose of performing its obligations under this agreement or as otherwise required by operation of law.

13.4	Buyer not to use Seller’s Confidential Information if purchase does not proceed

If for any reason the Buyer does not proceed with the purchase of the Shares, in addition to its obligations under clause 3.6(c) (“Effect of Termination”), the Buyer may not disclose or use any Confidential Information disclosed to it or its Related Entities or Representatives in connection with this agreement or its subject matter.

13.5	Excluded Information

Clauses 13.1 (“Confidential Information”), 13.2 (“Disclosure of Confidential Information”); 13.3 (“Use of Confidential Information”) and 13.4 (“Buyer not to use Seller’s Confidential Information if purchase does not proceed”) do not apply to the Excluded Information.

13.6	Delivery of materials

At any time before the Completion Date the Receiving Party must, on the request of the Disclosing Party, immediately deliver to the Disclosing Party or otherwise destroy all documents or other materials containing or referring to Confidential Information which are:

(a)	in the Receiving Party’s possession, power or control; or

(b)	in the possession, power or control of persons who have received Confidential Information under this agreement.

13.7	Use and disclosure of information from Completion

On and from the Completion Date, all information which is confidential to a Group Member will be deemed to be the confidential information of the Buyer for the purposes of this clause 13. The provisions of this agreement will then apply to such information as though that information was disclosed by the Buyer to the Seller under or in connection with this agreement. Such information will not be taken to be Excluded Information only because it was known to the Seller immediately prior to Completion.

14	Announcements

14.1	Public announcements

Subject to clause 14.2 (“Public announcements required by Law”), no party may, before Completion, make or send a public announcement, communication or circular concerning the transactions referred to in this agreement unless it has first obtained the written consent of the other parties which consent is not to be unreasonably withheld or delayed.

14.2	Public announcements required by Law

Clauses 13.1 (“Confidential Information”) and 14.1 (“Public announcements”) do not apply to a public announcement, communication or circular required by Law, a regulation of a stock exchange or other regulatory body or an order of a court of competent jurisdiction, if the party required to make or send it has:

(a)	provided the other party with sufficient notice to enable it to seek a protective order or other remedy; and

Amity Oil Share Purchase Agreement

(b)	provided all assistance and co-operation that the other party considers necessary to prevent or minimise that disclosure.

15	Notices and other communications

15.1	Form - all communications

Unless expressly stated otherwise in this agreement, all notices, certificates, consents, approvals, waivers and other communications in connection with this agreement must be:

(a)	in writing;

(b)	in English or accompanied by a certified translation into English;

(c)	signed by the sender or an Authorised Officer of the sender; and

(d)	marked for the attention of the person identified in the Details or, if the recipient has notified otherwise, then marked for attention in the way last notified.

15.2	Delivery

Communications must be:

(a)	left at the address set out or referred to in the Details;

(b)	sent by international air courier to the address set out or referred to in the Details;

(c)	sent by prepaid registered or certified post (airmail if appropriate) to the address set out or referred to in the Details;

(d)	sent by fax to the fax number set out or referred to in the Details; or

(e)	given in any other way permitted by law.

However, if the intended recipient has notified a changed address or fax number, then communications must be to that address or fax number.

15.3	When effective

Communications take effect from the time they are received or taken to be received (whichever happens first) unless a later time is specified.

15.4	When taken to be received

Communications are taken to be received:

(a)	if sent by post, seven days after posting (or twenty-one days after posting if sent from one country to another); or

(b)	if sent by fax, at the time shown in the transmission report as the time that the whole fax was sent; or

(c)	if sent by international air courier, upon signing of delivery receipt.

Amity Oil Share Purchase Agreement

15.5	Receipt outside business hours

If communications are received (or taken to be received) after 5.00pm in the place of receipt or on a non-Business Day, they are taken to be received at 9.00am on the next Business Day and take effect from that time unless a later time is specified.

15.6	Notices complying with Turkish Commercial Code

Notwithstanding any other provision of this clause 15, if (and only if) a notice or communication is strictly required to comply with Article 20/III of the Turkish Commercial Code (relating to termination and default) then any such notice shall be sufficiently given only when delivered by a Turkish Notary in Turkish (though accompanied by an English translation), by telegram or by registered post return receipt requested.

16	Miscellaneous

16.1	Legal costs

The Seller and the Buyer agree to pay their own legal and other costs and expenses in connection with the negotiation, preparation, execution and completion of this agreement and of other related documentation.

16.2	No assignment

No party may assign or otherwise deal with its rights under this agreement or allow any interest in them to arise or be varied, in each case without the consent of the other party, which consent must not be unreasonably withheld or delayed.

16.3	Discretion in exercising rights

A party may exercise a right or remedy or give or refuse its consent in any way it considers appropriate (including by imposing conditions), unless this agreement expressly states otherwise.

16.4	No liability for loss

A party is not liable for any loss caused by the exercise or attempted exercise of, failure to exercise, or delay in exercising a right or remedy under this agreement.

16.5	Approvals and consents

By giving its approval or consent a party does not make or give any warranty or representation as to any circumstance relating to the subject matter of the consent or approval.

16.6	Conflict of interest

The parties’ rights and remedies under this agreement may be exercised even if it involves a conflict of duty or a party has a personal interest in their exercise.

16.7	Remedies cumulative

The rights and remedies provided in this agreement are in addition to other rights and remedies given by law independently of this agreement.

Amity Oil Share Purchase Agreement

16.8	Rights and obligations are unaffected

Rights given to the parties under this agreement and the parties’ liabilities under it are not affected by anything which might otherwise affect them by Law.

16.9	Variation and waiver

A provision of this agreement or a right created under it, may not be waived or varied except in writing, signed by the party or parties to be bound.

16.10	No merger

Subject to limitations of liability in clause 11 (where relevant), the Seller Warranties, Buyer Warranties, undertakings and indemnities in this agreement do not merge and are not extinguished on Completion and will survive after Completion.

16.11	Indemnities

Subject to this agreement, in particular to limitations of liability in clause 11 (where relevant) the indemnities in this agreement are continuing obligations, independent from the other obligations of the parties under this agreement and continue after this agreement ends. It is not necessary for a party to incur expense or make payment before enforcing a right of indemnity under this agreement.

16.12	Further steps

Each party agrees, at its own expense, to do anything the other party asks (such as obtaining consents, signing and producing documents and getting documents completed and signed) as may be necessary or desirable to give full effect to the provisions of this agreement and the transactions contemplated by it.

16.13	Entire agreement

This agreement constitutes the entire agreement of the parties about its subject matter and supersedes all previous agreements, understandings and negotiations on that subject matter, including the MoU and the two confidentiality agreements entered into between members of the Zorlu Group and the TransAtlantic Group.

16.14	Construction

No rule of construction applies to the disadvantage of a party because that party was responsible for the preparation of, or seeks to rely on, this agreement or any part of it.

16.15	Illegality and unenforceability

If any term or provision of this agreement shall in whole or in part be held to any extent to be illegal or unenforceable under any enactment or rule of law that term or provision or part shall to that extent be deemed not to form part of this agreement and the enforceability of the remainder of this agreement shall not be affected.

16.16	Knowledge and belief

Any statement made by a party on the basis of its knowledge, information, belief or awareness, is made on the basis that the party has, in order to establish that the statement is accurate and not misleading in any material respect, made all reasonable enquiries of its officers, managers and employees who could reasonably be expected to have information relevant to matters to which the statement relates.

Amity Oil Share Purchase Agreement

16.17	Rights of third parties

The Contracts (Rights of Third Parties) Act 1999 shall not apply to this agreement and unless specifically provided herein no person other than the parties to this agreement shall have any rights under it nor shall it be enforceable by any person other than the parties to it, whether pursuant to the above Act or otherwise.

16.18	Governing Law

(a)	Subject to clause 16.18(b) below, this agreement, including any non contractual obligations arising out of or in connection with this agreement, shall be construed and take effect in all respects in accordance with the laws of England and Wales.

(b)	Any agreements which are collateral to this agreement (including the agreed form documents referred to in clause 1.5, and the Zorlu Holding corporate guarantee referred to in clause 1.4(e)) are governed by, and to be enforceable in accordance with, the law stated in those documents.

16.19	Disputes

In the event that a dispute arises in connection with the interpretation or implementation of the terms of this agreement, both parties agree that they shall attempt in the first instance to resolve such dispute through amicable consultation between the Parties for a period of 30 days following the receipt of a notice by one Party requesting such consultations. If the dispute cannot be resolved in this manner within 20 Business Days after first conferring, or such further period as the parties may agree in writing, then the parties must submit the matter to arbitration in accordance with, and subject to, the Rules of Arbitration of the International Chamber of Commerce. The appointing and administering body shall be the International Chamber of Commerce. There shall be one arbitrator, the language of the arbitration shall be English and the place of the arbitration shall be London, United Kingdom or such other place as agreed between the parties.

16.20	Counterparts

This agreement may consist of a number of copies (including facsimile and electronic copies), each signed by one or more parties to the agreement. If there are a number of signed copies they are treated as making up the one document and the date on which the last counterpart is executed is the date of the agreement.

17	Interpretation

17.1	Definitions

These meanings apply unless the contrary intention appears.

Accounting Standards means:

(a)	for an Australian company, accounting standards as that term is defined in the Corporations Act; and

(b)	to the extent not inconsistent with paragraph (a) generally accepted Australian accounting principles which are consistently applied; and

(c)	for a corporation which is incorporated outside Australia, all accepted accounting principles which are generally applicable in the place of incorporation of that corporation.

Amity Oil Share Purchase Agreement

Action means an action, dispute, Claim, demand, investigation, inquiry, prosecution, litigation, proceeding, arbitration, mediation, or dispute resolution.

Assessment means, in relation to Tax or Duty, any notice of assessment or amended assessment or other document of any kind issued or served or deemed to be issued or served by a Taxation Authority which notifies or imposes, or is deemed to notify or impose, a Liability to pay Tax or Duty.

Assets means the assets (including without limitation, the Petroleum Licences) from time to time of the Company and its Subsidiaries.

Audit means, in relation to Tax or Duty, any audit, investigation, review, information request or other enquiry of any kind undertaken by a Taxation Authority.

Authorised Officer means a person appointed by a party to act as an Authorised Officer for the purposes of this agreement.

BOTAŞ means Boru Hatları ile Petrol Taşıma Anonim Şirketi.

Business means the petroleum exploration and production businesses carried on by the Company and Petrogas, as they are being conducted at the date of this agreement.

Business Day means a day other than a Saturday, Sunday or public holiday in Perth, Western Australia and Istanbul, Turkey.

Business Premises means all the land and buildings leased, occupied or owned by a Group Member.

Buyer Nominees means four members of the TransAtlantic Group nominated by the Buyer to take a transfer of the Minority Petrogas Shares.

Buyer Warranties means the warranties provided by the Buyer set out in schedule 9 (“Buyer Warranties”) and Buyer Warranty has a corresponding meaning.

Claim includes any allegation, debt, cause of action, Liability, claim, proceeding, suit or demand of any nature howsoever arising and whether present or future, fixed or unascertained, actual or contingent, whether at law, in equity, under statute or otherwise.

Company means Amity Oil International Pty Ltd ABN 70 072 364 222 and includes (except where the context otherwise requires) the Turkish Branch.

Company Confidential Information means information which is confidential to:

(a)	a Group Member; or

(b)	any third party to whom a Group Member owes an obligation of confidence,

excluding such information which is in the public domain other than through a breach of this agreement.

Competition Board means the Competition Board of the Republic of Turkey.

Completion means completion of the sale and purchase of the Shares in accordance with clause 4 (“Completion”) and Complete has a corresponding meaning.

Completion Date means the date which is 2 Business Days after the satisfaction of the Condition Precedent in clause 3.1(b) (or, if later the first Business Day following the date of satisfaction of the last of the other Conditions Precedent), or any other date agreed by the Seller and the Buyer.

Amity Oil Share Purchase Agreement

Conditions Precedent means the conditions precedent set out in clause 3 (“Conditions Precedent”).

Confidential Information means all Information disclosed to the Receiving Party or any Related Entity or Representative of the Receiving Party, under or in connection with this agreement, including:

(a)	information which, either orally or in writing, is designated or indicated as being the proprietary or confidential information of the Disclosing Party or any of its Related Entities; and

(b)	information derived or produced partly or wholly from the Information including any calculation, conclusion, summary or computer modelling; and

(c)	information which is capable of protection at law or equity as confidential information,

whether the Information was disclosed:

(d)	orally, in writing or in electronic or machine readable form;

(e)	before, on or after the date of this agreement;

(f)	as a result of discussions between the parties concerning or arising out of the acquisition of the Shares; or

(g)	by the Disclosing Party or any of its Representatives, any of its Related Entities, any Representatives of its Related Entities or by any third person.

Contamination means the presence in, on, under or above any Land of a substance at a concentration above the concentration at which the substance is normally present in, on, under or above Land in the same locality being a presence which presents a risk of harm to human health or any other aspect of the Environment and Contaminant and Contaminated have a corresponding meaning.

Contracts means the contracts and commitments entered into by the Company and the Subsidiaries, including the TPAO Joint Operating Agreement and any other arrangements with the holders of Petroleum Licences.

Corporations Act means the Corporations Act 2001 (Cwlth).

Deal when used with respect to an item of property, includes sell, offer for sale, transfer, assign or grant or allow to exist any Encumbrance, trust, option or other right in relation to the whole or any part of the item of property.

Disclosed means fully and fairly disclosed in writing in the Disclosure Letter or otherwise fully and fairly disclosed in writing to the Buyer during the Buyer’s due diligence investigations.

Deposit has the meaning given to it in clause 5.1(a).

Deposit Cheque has the meaning given to it in clause 5.1(b).

Disclosing Party means the party disclosing Confidential Information.

Amity Oil Share Purchase Agreement

Disclosure Letter means the letter from the Seller addressed to the Buyer and dated and delivered to it on or before the date of this agreement in form agreed between the Buyer and Seller.

Duty means any stamp, transaction or registration duty or similar charge which is imposed by any Government Agency and includes but is not limited to, any interest, fine, penalty, charge or other amount which is imposed in that regard.

Employees means those employees of Petrogas (other than those relating to the gas trading business) or the Zorlu Group whose names are set out in schedule 5 (“Employees”).

EMRA means the Energy Markets Regulatory Authority of the Republic of Turkey.

Encumbrance means any security for the payment of money or performance of obligations including a mortgage, lien, charge, pledge, trust, power, title retention, preferential right, interest or arrangement, profit a prendre, easement, public right of way, restrictive or positive covenant or any agreement to create any of them or allow them to exist.

Environment means all of the physical surroundings of humans including:

(a)	land, water, atmosphere, climate, sound, odour and taste;

(b)	the biological factors of animals and plants; and

(c)	the social factor of aesthetics affecting any human individually or in their social groupings.

Environmental Approval means any licence, consent, certificate, notification, declaration or other authorisation required for the lawful occupation or use of any Land (and the conduct of any enterprise on or in connection with Land including the use of Equipment) whether or not:

(a)	directly related to the Environment; or

(b)	made under any Environmental Law.

Environmental Law means any law (including the laws of tort, negligence and nuisance) concerning the Environment.

Equipment means all of the plant, equipment and other fixed assets which are owned, used, or in the possession or control of the Company or any of its Subsidiaries.

Excluded Information means Confidential Information which:

(a)	is in or becomes part of the public domain other than through breach of this agreement or an obligation of confidence owed to the Disclosing Party or any Related Entity of the Disclosing Party;

(b)	the Receiving Party can prove by contemporaneous written documentation was already known to it at the time of disclosure by the Disclosing Party or its Related Entities or Representatives (unless such knowledge arose from disclosure of information in breach of an obligation of confidentiality); or

(c)	the Receiving Party acquires from a source other than the Disclosing Party or any Related Entity or Representative of the Disclosing Party where such source is entitled to disclose it.

GDPA means the General Directorate of Petroleum Affairs – Ministry of Energy and Natural Resources of the Republic of Turkey.

Amity Oil Share Purchase Agreement

Government Agency means any government, governmental, semi-governmental, administrative, fiscal or judicial body, department, commission, authority, court, tribunal, agency, commission or entity in any country and includes any other person authorised by Law to give consents or impose requirements.

Group means the Company and the Subsidiaries.

Group Member means any member of the Group.

GST means goods and services tax or similar value added tax levied or imposed in Australia under the GST Law or otherwise on a supply.

GST Act means the A New Tax System (Goods and Services Tax) Act 1999 (Cwlth).

GST Law has the meaning it has in the GST Act.

Income Tax means tax imposed in Australia or the Republic of Turkey on income, profits, or gains (including capital gains).

Income Year means a financial year or other period of 12 months in respect of which Income Tax is payable, or any period in lieu thereof.

Incoming Directors means the persons nominated in writing at least 5 Business Days prior to Completion by the Buyer to be directors of the Company and each Subsidiary from Completion.

Increased Tax Payable means any Tax Liability relating to a period ending on or before the Completion Date beyond the amount of Tax already paid by the Company in relation to that period or provided for in the Accounts of the Company as at the Completion Date in relation to that period.

Information means all information, regardless of its Material Form, relating to or developed in connection with:

(a)	the business, technology or other affairs of the Disclosing Party or any Related Entity of the Disclosing Party; or

(b)	any systems, technology, ideas, concepts, know-how, techniques, designs, specifications, blueprints, tracings, diagrams, models, functions, capabilities and designs (including computer software, manufacturing processes or other information embodied in drawings or specifications), intellectual property or any other information which is marked “confidential” or is otherwise indicated to be subject to an obligation of confidence owned or used by or licensed to the Disclosing Party or a Related Entity of the Disclosing Party.

A person is Insolvent if:

(a)	it is (or states that it is) an insolvent under administration or insolvent (each as defined in the Corporations Act); or

(b)	it has had a Controller (as defined in the Corporations Act) appointed or is in liquidation, in provisional liquidation, under administration or wound up or has had a Receiver appointed to any part of its property; or

(c)	it is subject to any arrangement, assignment, moratorium or composition, protected from creditors under any statute or dissolved (in each case, other than to carry out a reconstruction or amalgamation while solvent on terms approved by the other parties to this agreement); or

Amity Oil Share Purchase Agreement

(d)	an application or order has been made (and in the case of an application, it is not stayed, withdrawn or dismissed within 30 days), resolution passed, proposal put forward, or any other action taken, in each case in connection with that person, which is preparatory to or could result in any of (a), (b) or (c) above; or

(e)	it is taken (under section 459F(1) of the Corporations Act) to have failed to comply with a statutory demand; or

(f)	it is the subject of an event described in section 459C(2)(b) or section 585 of the Corporations Act (or it makes a statement from which another party to this agreement reasonably deduces it is so subject); or

(g)	it is otherwise unable to pay its debts when they fall due; or

(h)	something having a substantially similar effect to (a) to (g) happens in connection with that person under the law of any jurisdiction.

Intellectual Property Rights means all intellectual property rights including all current and future registered and unregistered rights in respect of copyright, designs, circuit layouts, trade marks, know-how, confidential information, patents, inventions and discoveries and all other intellectual property as defined in article 2 of the convention establishing the World Intellectual Property Organisation 1967 both in Australia and throughout the world and for the duration of such rights.

Known Litigation means those Claims and Actions against the Company or Petrogas which are known to those companies as at the date of this agreement and are identified or set out in schedule 7 (“Known Litigation”).

Land means all real property used in relation to the Business.

Last Accounts means the financial statements and reports for the Company and Petrogas for the period ending on the Last Balance Date.

Last Balance Date means 31 March 2010 for Petrogas and 30 June 2009 for Amity.

Law includes:

(a)	any law, regulation, authorisation, ruling, judgment, order or decree of any Government Agency; and

(b)	any statute, regulation, proclamation, ordinance or by-law in:

(i)	Australia; or

(ii)	the Republic of Turkey; or

(iii)	any other jurisdiction.

Liability means any liability or obligation (whether actual, contingent or prospective), including for any Loss irrespective of when the acts, events or things giving rise to the liability occurred.

Licence means a statutory, municipal, contractual or other licence, consent, permission, permit, right or authority (and includes the Petroleum Licences).

Loss means all damage, loss, cost and expense (including legal costs and expenses of whatsoever nature or description).

Amity Oil Share Purchase Agreement

Material Adverse Change means any change, effect, event, occurrence, state of facts or development that could reasonably be expected to be materially adverse to the business, financial condition or results of operations or prospects of the Group provided that none of the following will be taken into account in determining whether there has been or will be a Material Adverse Change:

(a)	any failure by the Company to meet internal projections or forecasts or published revenue or earnings predictions for any period (or for which revenues or earnings are released) on or after the date of this agreement;

(b)	any adverse change, effect, event, occurrence, state of facts or development:

(i)	to the extent attributable to the announcement of the acquisition of the Shares under this agreement (including any cancellations of or delays in customer orders, any reductions in sales, any disruption in supplier, distributor, partner or similar relationships or any loss of employees);

(ii)	to the extent attributable to conditions affecting the industries in which the Company participates, the Australian economy as a whole or other economies in any locations where the Company or any of its Subsidiaries has material operations or sales;

(iii)	to the extent attributable to:

(A)	out-of-pocket fees and expenses (including legal, accounting, investment banking and other fees and expenses) incurred in connection with the transactions contemplated by this agreement; or

(B)	the payment of any amounts due to, or the provision of any other benefits to, any officers or employees under any agreements or arrangements in place and Disclosed to the Buyer prior to the date of this agreement;

(iv)	resulting from or relating to compliance with the terms of, or the taking of any action required by, this agreement;

(v)	arising from or relating to any change in accounting requirements or principles or any change in applicable Laws or regulations; or

(vi)	arising from or relating to actions required to be taken under applicable Laws or regulations.

Material Form includes any form (whether visible or not) of storage from which reproductions can be made.

Minority Petrogas Shares means the 40,000 shares in Petrogas (representing 0.4% of the issued capital of Petrogas) which are held by members of the Zorlu Group other than the Company as at the date of this agreement.

Minority Petrogas Shareholders means those members of the Zorlu Group who hold the Minority Petrogas Shares as set out in item 3 of schedule 1 (“Shares, Petrogas Shares and Minority Petrogas Shares”).

MoU means the Memorandum of Understanding dated 4 May 2010 between the Seller and TransAtlantic Petroleum Ltd. (the ultimate holding company of the Buyer) regarding the proposed acquisition of the Company by the Buyer.

Notices means any actual or proposed claims, demands, actions, suits or orders concerning the Environment whether made by a Government Agency or otherwise.

Amity Oil Share Purchase Agreement

parties means the Buyer and the Seller and party means one of them.

Petrogas means Zorlu Petrogas Petrol Gaz ve Petrokimya Ürünleri İnşaat Sanayi ve Ticaret A.Ş., a joint stock company incorporated under the laws of the Republic of Turkey and registered to Istanbul Trade Registry with a commercial registration number 444918 and having a registered office at Zorlu Plaza, 34310 Avcilar Instanbul Turkey.

Petrogas Shares means 9,960,000 shares in the capital of Petrogas, representing 99.6% of the issued capital of Petrogas.

Petrogas Gas Trading Business means the resale gas business of Petrogas, located at Ambarlı, Istanbul, engaged in buying Gas from importers and other wholesalers and selling same to end consumers and distribution companies, using BOTAS HP Transmission Lines in accordance with Law no. 4646; and which has been transferred out of Petrogas together with all related employees and contracts, prior to the Effective Date.

Petroleum Licences means the petroleum exploration and production licences held by the Company and Petrogas in the Republic of Turkey, as set out in schedule 2 (“Petroleum Licences”), as extended, re-issued or renewed prior to Completion but excluding those Licenses referred to in clause 6.2(d).

Pollute means the placing or permitting of any Contaminant by any person into the Environment without lawful authority and Polluted and Polluting have a corresponding meaning.

Purchase Price means the aggregate consideration payable for the Shares calculated in accordance with this agreement.

Receiver includes a receiver or a receiver and manager.

Receiving Party means the recipient of Confidential Information.

Records means originals and copies, in any Material Form of all books, files, reports, records, correspondence, documents and other material of or relating to or used in connection with the Group and includes:

(a)	minute books, statutory books and registers, books of account and copies of taxation returns;

(b)	sales literature, market research reports, brochures and other promotional material (including printing blocks, negatives, sound tracks and associated material);

(c)	all sales and purchasing records, contracts, designs and working papers;

(d)	spreadsheets, financial models and other business, financial or technical tools, records and documents;

(e)	all trading and financial records; and

(f)	lists of all regular suppliers and customers.

Related Body Corporate has the meaning it has in the Corporations Act.

Related Entity has the meaning it has in the Corporations Act.

Representative of a party includes an employee, agent, officer, director, auditor, adviser, partner, associate, consultant, joint venturer or sub-contractor of that party or of a Related Entity of that party.

Amity Oil Share Purchase Agreement

Retiring Directors means the existing directors of the Company and each Subsidiary (other than any who may have been nominated by the Buyer).

Ruling means any ruling, determination, arrangement, clearance, consent or advice issued by, or negotiated with, any Tax Authority in respect of any Tax or Tax Law.

Sales Tax means any sales tax, including GST, related to the sale of the Shares to the Buyer by the Seller pursuant to this agreement, imposed by a Government Agency.

Securities means shares, debentures, stocks, bonds, notes, interests in a managed investment scheme, units, warrants, options, derivative instruments or any other securities.

Seller Warranties means the warranties provided by the Seller set out in schedule 10 (“Seller Warranties”) and Seller Warranty has a corresponding meaning.

Shares means the issued shares in the capital of the Company agreed to be sold under this agreement and Share means any one of those shares.

Statement has the meaning given to it in clause 6.7.

Subsidiaries means any subsidiaries of the Company (including Petrogas) and Subsidiary means any one of those bodies corporate.

Tax means any Income Tax, land tax, sales tax, payroll tax, fringe benefits tax, group tax, withholding tax, customs duties, excise duties, franking deficits tax, stamp duty, GST, debits tax, financial institutions duty or any other taxes or duties imposed by any government or governmental taxation agency (including fines, additional tax, interest or penalties) in Australia or the Republic of Turkey or any other country.

Tax Act means the Income Tax Assessment Act 1936 (Cwlth) or the Income Tax Assessment Act 1997 (Cwlth), as the context requires.

Tax Invoice includes any document or record treated by the Commissioner of Taxation as a tax invoice or as a document entitling a recipient to an input tax credit.

Tax Law means a Law with respect to or imposing any Tax or Duty.

Tax Liability means any amounts payable by any Group Member in respect of any Assessment .

Tax Warranty means a warranty in section 17 of schedule 10 (“Seller Warranties”).

Taxation Authority means any person or agency authorised by law to impose, collect or otherwise administer any Tax or Duty, whether in Australia, the Republic of Turkey, or elsewhere.

Technical Expert means the expert to be agreed between the Parties in writing before Completion.

TPAO means Turkiye Petrolleri Anonim Ortakligi, incorporated in the Republic of Turkey.

TPAO Joint Operating Agreement means the joint operating agreement between the Company and TPAO dated 31 August 2000 in respect of the “Thrace” Petroleum Licences.

TransAtlantic Group means TransAtlantic Petroleum Ltd., the ultimate holding company of the Buyer, and each of its direct and indirect subsidiaries (including the Buyer).

Amity Oil Share Purchase Agreement

Turkish Branch means Amity Oil International Pty Limited Merkezi Avustralya Turkiye Istanbul Subesi, registered at the Istanbul Chamber of Commerce in Istanbul in the Republic of Turkey with registration number 576527-524109, as the branch office of the Company.

Zorlu Group means Zorlu Holding and each of its direct and indirect subsidiaries (including the Seller and, as at the date of this agreement, the Company and Petrogas).

Zorlu Doğal Gaz means Zorlu Doğal Gaz İthalat İhracat ve Toptan Ticaret A.Ş., a member of the Zorlu Group, who will be the party to the Framework Agreement for Gas Purchases.

17.2	References to certain general terms

Unless the contrary intention appears, a reference in this agreement to:

(a)	(variations or replacements) a document (including this agreement) includes any variation or replacement of it;

(b)	(clauses, annexures and schedules) a clause, annexure or schedule is a reference to a clause in or annexure or schedule to this agreement;

(c)	(reference to statutes) a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(d)	(singular includes plural) the singular includes the plural and vice versa;

(e)	(person) the word “person” includes an individual, a firm, a body corporate, a partnership, joint venture, an unincorporated body or association, or any Government Agency;

(f)	(executors, administrators, successors) a particular person includes a reference to the person’s executors, administrators, successors, substitutes (including persons taking by novation) and assigns;

(g)	(two or more persons) an agreement or warranty in favour of two or more persons is for the benefit of them jointly and each of them individually;

(h)	(jointly and individually) an agreement or warranty on the part of two or more persons binds them jointly and each of them individually;

(i)	(dollars) Australian dollars, dollars, A$ or $ is a reference to the lawful currency of Australia and US dollars, US$ and USD is a reference to the lawful currency of the United States of America;

(j)	(calculation of time) a period of time dating from a given day or the day of an act or event, is to be calculated exclusive of that day;

(k)	(reference to a day) a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later;

(l)	(accounting terms) an accounting term is a reference to that term as it is used in accounting standards or, if not inconsistent with those standards, in accounting principles and practices generally accepted in Australia;

(m)	(reference to a group of persons) a group of persons or things is a reference to any two or more of them jointly and to each of them individually; and

Amity Oil Share Purchase Agreement

(n)	(meaning not limited) the words “include”, “including”, “for example” or “such as”, when introducing an example, do not limit the meaning of the words to which the example relates to that example or examples of a similar kind.

17.3	Headings

Headings (including those in brackets at the beginning of paragraphs) are for convenience only and do not affect the interpretation of this agreement.

17.4	Annexures

All annexures and schedules to this agreement are an integral part of this agreement.

Executed as an agreement.

Amity Oil Share Purchase Agreement

Signing page

Dated:	July 3, 2010

EXECUTED by TRANSATLANTIC WORLDWIDE, LTD. in accordance with its constituent documents and by authority of its directors:

/s/ Hilda Kouvelis	Jeffrey S. Mecom
Signature of director	Signature of director/company secretary*
*delete whichever is not applicable

HILDA KOUVELIS	JEFFREY S. MECOM
Name of director (block letters)	Name of director/company secretary*
(block letters)
*delete whichever is not applicable

EXECUTED by ZORLU ENERJI ELEKTRIK ÜRETIM A.Ş. in accordance with its constituent documents and by authority of its directors:

/s/ Murat Sungur Bursa
Signature of director

MURAT SUNGUR BURSA
Name of director (block letters)

EXECUTED by ZORLU HOLDING A.Ş. in accordance with its constituent documents and by authority of its directors:

/s/ Murat Sungur Bursa
Signature of director

MURAT SUNGUR BURSA
Name of director (block letters)

Amity Oil Share Purchase Agreement